GENESIS ENERGY, L.P.

919 MILAM, SUITE 2100

HOUSTON, TEXAS 77002

August 4, 2010

VIA EDGAR AND FACSIMILE: (202) 772-9220

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Anne Nguyen Parker

Re:	Genesis Energy, L.P.
Registration Statement on Form S-3
File No. 333-167189

Dear Ms. Parker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Genesis Energy, L.P. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-167189) to August 6, 2010 at 3:00 p.m. (EST) or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

August 4, 2010

If you have any questions, please call the undersigned at (713) 860-2500 or J. Vincent Kendrick of Akin Gump Strauss Hauer & Feld LLP at (713) 220-5839.

Very truly yours, GENESIS ENERGY, L.P.

By:	/s/ Robert V. Deere
Robert V. Deere, Chief Financial Officer of Genesis Energy, LLC, sole general partner of Genesis Energy, L.P.

cc:	Parker Morrill, U.S. Securities and Exchange Commission
J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld LLP